Exhibit 99.1

Fiverr Announces Third Quarter 2019 Results

•                  Delivered another quarter of strong revenue growth of 42% and significant progress towards profitability, exceeding prior guidance

•                  Active buyer growth accelerated for the third consecutive quarter, driven by consistent cohort performance and strong trends in traffic and conversion

•                  Spend per buyer continued strong growth momentum driven by quality, repeat, and cross-category purchases and targeted marketing

•                  Guidance calls for a strong finish to the year - raising FY19 revenue guidance to over 40% with significant year-over-year improvement in adjusted EBITDA margin(1)

NEW YORK, November 13, 2019 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the third quarter ended September 30, 2019. Complete operating results and management commentary can be found by accessing the Company’s shareholder letter posted to its investor relations website at investors.fiverr.com.

“It is gratifying to see another quarter of stellar performance and rapid growth and that our continued investment in the platform experience is paying off.  Importantly, we are also making great strides on our path to profitability,” said Fiverr CEO Micha Kaufman. “Recent strategic initiatives that highlight our multiple growth levers continue to focus on enhancing our value proposition to both buyers and sellers globally while simultaneously growing our addressable market.”

Ofer Katz, Fiverr CFO, added, “The growth of our active buyer base was driven by continued and consistent cohort behavior, further gains in performance marketing efficiency, and our latest product and technology enhancements. The strong growth in spend per buyer highlights our continued success in moving upmarket, and we continued to expand our industry-leading take rate. We look forward to ending 2019 on a strong note.”

Key Third Quarter 2019 Financial Results

•                  Revenue in the third quarter of 2019 was $27.9 million, an increase of 42% year over year.

•                  Active buyers as of September 30, 2019 were 2.3 million, compared to 2.0 million as of September 30, 2018, an increase of 16% year over year.

•                  Spend per buyer as of September 30, 2019 was $163, compared to $141 as of September 30, 2018, an increase of 15% year over year.

(1)  Adjusted EBITDA is a non-GAAP financial measure. See “Key Performance Metrics and Non-GAAP Financial Measures” for additional information regarding this and other non-GAAP metrics used in this release.

•                  Take rate for the twelve months ended September 30, 2019 was 26.6%, compared to 25.2% for the twelve months ended September 30, 2018, an increase of 140 basis points year over year.

•                  GAAP gross margin in the third quarter of 2019 was 79.0%, a decrease of 170 basis points from 80.7% in the third quarter of 2018. Non-GAAP gross margin in the third quarter of 2019 was 80.8%, a decrease of 140 basis points from 82.2% in the third quarter of 2018.

•                  GAAP net loss in the third quarter of 2019 was ($8.4) million, or ($0.26) per share, compared to ($7.2) million, or ($1.10) per share, in the third quarter of 2018. Non-GAAP net loss in the third quarter of 2019 was ($4.0) million, or ($0.12) per share, compared to ($3.8) million, or ($0.17) per share, in the third quarter of 2018.

•                  Adjusted EBITDA in the third quarter of 2019 was ($4.4) million, compared to ($3.9) million in the third quarter of 2018. Adjusted EBITDA margin was (15.6%) in the third quarter of 2019, an improvement of 430 basis points from (19.9%) in the third quarter of 2018.

Recent Business Highlights

•                  Launched the first four industry stores on our platform: Gaming, E-commerce, Architecture and Politics, enabling us to further expand our catalog and deepen our relevance and market share among larger businesses.

•                  Fiverr Studios is gaining early traction with hundreds of freelancers now offering Studios Gigs® that are, on average, seven times larger than an average Gig on Fiverr.

•                  Continued strong growth momentum in Germany, with traffic to fiverr.de doubling from Q2 to Q3, driven by the successful execution of, and response to, our summer brand campaign in Berlin.

Financial Outlook

Based on our results for the first nine months of 2019 and the strong momentum we see across our platform, we are raising our revenue guidance for the year to 40-41% with continued progress towards profitability.

	Q4 2019	FY 2019
Revenue	$28.0 - $29.0 million	$105.5 -$106.5 million
Year over year growth	35% - 40%	40% - 41%
Adjusted EBITDA	($4.3) - ($3.5) million	($19.0) - ($18.2) million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Wednesday, November 13, 2019 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing (866) 270-1533, or (412) 317-0797 for callers outside the United States, and mentioning the passcode, “Fiverr.” A telephonic replay of the conference call will be available until Wednesday, November 20, 2019, beginning one hour after the end of the conference call. To listen to the replay please dial (877) 344-7529, or (412) 317-0088 for callers outside the United States, and enter passcode 10135686.

About Fiverr

Fiverr’s mission is to change how the world works together. The Fiverr platform connects businesses of all sizes with freelancers offering digital services in more than 250 categories, across 8 verticals including graphic design, digital marketing, programming, video and animation. Since inception, the platform has served over 5.5 million businesses and has facilitated over 50 million transactions. Fiverr’s global community of freelancers spans across more than 160 countries. We invite you to visit us at fiverr.com, read our blog and follow us on Facebook, Twitter and Instagram.

Investor Relations:

Jinjin Qian

investors@fiverr.com

Press:
Siobhan Aalders

press@fiverr.com

CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30,	December 31,
	2019	2018
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$22,741	$55,955
User funds	54,700	39,736
Bank deposits	20,000	—
Restricted deposit	310	327
Marketable securities	109,945	—
Other receivables	2,889	776
Total current assets	210,585	96,794

Property and equipment, net	5,418	5,143
Intangible assets, net	7,396	4,065
Goodwill	11,240	1,381
Restricted deposit	3,182	3,191
Other non-current assets	493	456
Total assets	$238,314	$111,030

Liabilities and Shareholders’ Equity
Current liabilities:
Trade payables	$1,995	$3,364
User accounts	54,700	39,736
Other account payables and accrued expenses	22,097	10,231
Current maturities of long-term loan	496	445
Total current liabilities	79,288	53,776

Long-term loan and other non-current liabilities	5,389	3,280
Total liabilities	84,677	57,056

Shareholders’ equity:
Share capital and additional paid-in capital	303,664	178,164
Accumulated deficit	(150,324)	(123,592)
Accumulated other comprehensive income (loss)	297	(598)
Total shareholders’ equity	153,637	53,974
Total liabilities and shareholders’ equity	$238,314	$111,030

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Revenue	$27,867	$19,653	$77,542	$54,798
Cost of revenue	5,863	3,792	16,104	11,603
Gross profit	22,004	15,861	61,438	43,195

Operating expenses:
Research and development	9,088	6,611	25,161	19,180
Sales and marketing	15,859	12,651	47,087	38,039
General and administrative	5,894	3,923	15,871	16,363
Total operating expenses	30,841	23,185	88,119	73,582
Operating loss	(8,837)	(7,324)	(26,681)	(30,387)
Financial income, net	483	84	687	209
Loss before income taxes	(8,354)	(7,240)	(25,994)	(30,178)
Income taxes	(80)	—	(106)	—
Net loss	(8,434)	(7,240)	(26,100)	(30,178)
Deemed dividend to protected ordinary shareholders	—	—	(632)	—
Net loss attributable to ordinary shareholders	(8,434)	(7,240)	(26,732)	(30,178)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.26)	$(1.10)	$(1.61)	$(4.63)
Basic and diluted weighted average ordinary shares	31,867	6,606	16,647	6,524

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Operating Activities
Net loss	$(8,434)	$(7,240)	$(26,100)	$(30,178)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	961	586	2,678	1,641
Stock-based compensation	2,600	2,737	6,562	10,355
Net gain from exchange rate fluctuations	69	75	132	24
Changes in assets and liabilities:
User funds	(4,697)	—	(14,964)	—
Other receivables	(60)	44	(1,351)	(689)
Trade payables	(2,386)	1,067	(1,510)	1,019
User accounts	4,697	1,977	14,964	8,495
Other account payables and accrued expenses	4,956	(1,319)	9,049	2,017
Amortization of discount on marketable securities	(558)	—	(558)	—
Non-current liabilities	167	10	62	194
Net cash used in operating activities	(2,685)	(2,063)	(11,036)	(7,122)

Investing Activities
Acquisition of business, net of cash acquired	—	—	(9,967)	(2,676)
Purchase of property and equipment	(376)	(235)	(835)	(607)
Capitalization of internal-use software	(199)	(190)	(523)	(646)
Other receivables and non-current assets	111	143	(11)	(115)
Bank deposits	—	—	(20,000)	—
Restricted deposit	—	—	—	(60)
Investment in marketable securities	(34,961)	—	(144,352)	—
Proceeds from sale of marketable securities	34,997	—	34,997	—
Net cash used in investing activities	(428)	(282)	(140,691)	(4,104)

Financing Activities
Proceeds from exercise of options	32	520	573	670
Proceeds from initial public offering, net	(3,155)	—	113,802	—
Proceeds from issuance of protected ordinary shares, net	—	—	4,340	—
Repayment of long-term loan	(119)	(111)	(347)	(327)
Net cash provided by (used in) financing activities	(3,242)	409	118,368	343

Effect of exchange rate fluctuations on cash and cash equivalents	(16)	(46)	145	(167)

Decrease in cash and cash equivalents	(6,371)	(1,982)	(33,214)	(11,050)
Cash and cash equivalents at the beginning of period	29,112	18,798	55,955	27,866
Cash and cash equivalents at the end of period	$22,741	$16,816	$22,741	$16,816

KEY PERFORMANCE METRICS

	Twelve Months Ended
	September 30,
	2019	2018
	(Unaudited)
Annual active buyers (in thousands)	2,265	1,954
Annual spend per buyer ($)	$163	$141

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT

(In thousands, except gross margin data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP gross profit	$22,004	$15,861	$61,438	$43,195
Add:
Share-based compensation	43	2	93	7
Depreciation and amortization	479	282	1,335	811
Non-GAAP gross profit	$22,526	$16,145	$62,866	$44,013
Non-GAAP gross margin	80.8%	82.2%	81.1%	80.3%

RECONCILIATION OF GAAP TO NON-GAAP NET LOSS AND NET LOSS PER SHARE

(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP net loss attributable to ordinary shareholders	$(8,434)	$(7,240)	$(26,732)	$(30,178)
Add:
Deemed dividend to protected ordinary shareholders	—	—	632	—
Depreciation and amortization	961	586	2,678	1,641
Share-based compensation	2,600	2,737	6,562	10,355
Other initial public offering related expenses	—	—	416	—
Contingent consideration revaluation and acquisition related costs	918	95	2,364	1,468
Non-GAAP net loss	(3,955)	(3,822)	(14,080)	(16,714)
GAAP weighted average number of ordinary shares outstanding - basic and diluted	31,867	6,606	16,647	6,524
Add:
Additional weighted average shares giving effect to exchange of protected ordinary shares at the beginning of the period	—	16,144	11,426	16,138
Non-GAAP basic and diluted weighted average ordinary shares	31,867	22,750	28,073	22,662
Non-GAAP basic and diluted net loss per share attributable to ordinary shareholders	$(0.12)	$(0.17)	$(0.50)	$(0.74)

Note: Non-GAAP basic and diluted net loss per ordinary share for the nine months ended September 30, 2019 were calculated based on ordinary shares outstanding after accounting for the exchange of Fiverr’s then outstanding protected ordinary shares into 18.7 million ordinary shares as though such event had occurred at the beginning of the periods. In the same calculation for the three and nine months ended September 30, 2018, we accounted for the exchange of Fiverr’s then outstanding protected ordinary shares into 16.1 million ordinary shares at the beginning of the periods.

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

((in thousands, except adjusted EBITDA margin data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP net loss	$(8,434)	$(7,240)	$(26,100)	$(30,178)
Add:
Financial income, net	(483)	(84)	(687)	(209)
Income taxes	80	—	106	—
Depreciation and amortization	961	586	2,678	1,641
Share-based compensation	2,600	2,737	6,562	10,355
Other initial public offering related expenses	—	—	416	—
Contingent consideration revaluation and acquisition related costs	918	95	2,364	1,468
Adjusted EBITDA	$(4,358)	$(3,906)	$(14,661)	$(16,923)
Adjusted EBITDA margin	(15.6)%	(19.9)%	(18.9)%	(30.9)%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP research and development	$9,088	$6,611	$25,161	$19,180
Less:
Share-based compensation	850	314	2,386	533
Depreciation and amortization	116	113	328	316
Acquisition related costs	12	48	106	702
Non-GAAP research and development	$8,110	$6,136	$22,341	$17,629

GAAP sales and marketing	$15,859	$12,651	$47,087	$38,039
Less:
Share-based compensation	642	1,217	1,365	1,354
Depreciation and amortization	323	152	887	400
Acquisition related costs	375	47	1,073	701
Non-GAAP sales and marketing	$14,519	$11,235	$43,762	$35,584

GAAP general and administrative	$5,894	$3,923	$15,871	$16,363
Less:
Share-based compensation	1,065	1,204	2,718	8,461
Depreciation and amortization	43	39	128	114
Other initial public offering related expenses	—	—	416	—
Contingent consideration revaluation and acquisition related costs	531	—	1,185	65
Non-GAAP general and administrative	$4,255	$2,680	$11,424	$7,723

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit,  Non-

GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net loss and Non-GAAP net loss per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate.

We define GMV or Gross Merchandise Value as the total value of transactions through our platforms, excluding value added tax, goods and services tax, service chargebacks and refunds. Active buyers on any given date is defined as buyers who have ordered a Gig on Fiverr within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with, GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations.  We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net loss and Non-GAAP net loss per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management’s discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fourth  quarter of 2019 or the fiscal year 2019 to net loss, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, and gain or loss on revaluation of contingent consideration, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net loss in the future.

See the tables above regarding reconciliations of these non-GAAP measures to the most directly comparable GAAP measures.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the fourth quarter of 2019 and the fiscal year ended December 31, 2019, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; and the other important factors discussed under the caption “Risk Factors” in our final prospectus under Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 12, 2019 in connection with our initial public offering as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.